Exhibit 23.2

August 30, 2016

Carl Dorvil

Chief Executive Officer

GEX Management, Inc.

12001 North Central Expressway

Suite 825

Dallas, Texas 75243

RE:      Registration Statement on Form S-1

GEX Management, Inc.

Dear Mr. Dorvil:

As the Chief Executive Officer, President, and majority shareholder of GEX Management, Inc. (the “Corporation”), you have requested my opinion as counsel for the Corporation with regard to the issuance of its Common Stock, par value $0.001 per share (the “Common Stock”), upon organization and pursuant to a public offering of a maximum of not more than 1,000,000 shares and a minimum of not less than 200,000 shares, at a price of $1.50 per share.

I have examined such corporate documents, records, and matters of Texas laws as I have deemed necessary for the purposes of this opinion and, based thereon, I am of the opinion that the Shares described in the Registration Statement and authorized for issuance pursuant to the public offering will, upon payment therefore, constitute validly issued, fully paid, and non-assessable shares of Common Stock of the Corporation under the applicable corporate laws of the State of Texas, including the statutory provisions, all applicable provisions of the Texas Constitution and all reported judicial decisions interpreting those laws.

I hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to my firm in the Prospectus under the caption “Legal Matters.”

Sincerely,

/s/ Taylor V. Wilson

Taylor V. Wilson, Esq.